Exhibit 99.1

SANDSTORM GOLD LTD. (the “Company”) REPORT ON VOTING RESULTS (Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations) The following is the Report on Voting Results for the Annual and Special Meeting of Shareholders of the Company held on Friday, May 10, 2013. All matters placed before the shareholders for consideration were approved. MATTER VOTED UPON VOTING RESULTS FOR AGAINST 1. To fix the number of Directors at five (5). 34,405,659 (99.69%) 108,048 (0.31%) 2. Election of Directors: FOR WITHHELD Nolan Watson 32,552,670 (94.32%) 1,961,037 (5.68%) David Awram 28,762,520 (83.34%) 5,751,187 (16.66%) David E. De Witt 29,419,004 (85.24%) 5,094,703 (14.76%) Andrew T. Swarthout 29,433,814 (85.28%) 5,079,893 (14.72%) John P.A. Budreski 34,175,362 (99.02%) 338,345 (0.98%) FOR WITHHELD 3. Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. 34,636,040 (99.78%) 76,969 (0.22%) FOR AGAINST 4. Ordinary Resolution to approve unallocated options under the Company’s Rolling 10% Stock Option Plan. 24,878,887 (72.08%) 9,634,820 (27.92%) FOR AGAINST 5. Ordinary Resolution to approve the Company’s Amended and Restated Rolling 10% Stock Option Plan. 24,861,864 (72.04%) 9,651,843 (27.96%) FOR AGAINST 6. Ordinary Resolution to ratify and approve an amendment to the Company’s Restricted Share Plan which increases the number of common shares which may be reserved for issuance from treasury by the Company under its Restricted Share Plan from a maximum of 800,000 shares to a maximum of 2,800,000 common shares. 24,805,934 (71.89%) 9,697,753 (28.11%) DATED at Vancouver, British Columbia, this 10th day of May, 2013. SANDSTORM GOLD LTD. Per: “Christine Gregory” Christine Gregory Corporate Secretary